UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 15, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Tesla Motors, Inc.

File No. 333-164593 and 001-34756- CF#29254

   Tesla Motors, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on January 29, 2010, as amended, and 10-Q filed on August 12, 2011.

   Based on representations by Tesla Motors, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.23	S-1	January 29, 2010	through January 31, 2014
10.23A	S-1	January 29, 2010	through January 31, 2014
10.23B	S-1	January 29, 2010	through January 31, 2014
10.1	10-Q	August 12, 2011	through January 31, 2014

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel